UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 001-10924

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

Clayton Williams Energy, Inc. 401(k) Plan & Trust
Six Desta Drive - Suite 6500
Midland, Texas 79705

B.Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Clayton Williams Energy, Inc.
Six Desta Drive - Suite 6500
Midland, Texas 79705

CLAYTON WILLIAMS ENERGY, INC.
401(k) PLAN AND TRUST

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator
Clayton Williams Energy, Inc.
401(k) Plan and Trust
Midland, Texas

We have audited the accompanying statements of net assets available for benefits of the Clayton Williams Energy, Inc. 401(k) Plan and Trust (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Clayton Williams Energy, Inc. 401(k) Plan and Trust as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, Line 4i, schedule of assets held for investment purposes as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Hein & Associates LLP

Dallas, Texas
June 26, 2013

CLAYTON WILLIAMS ENERGY, INC.
401(k) PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2012	2011
ASSETS:
Investments, at fair value:
Stable value fund	$4,121,352	$4,372,649
Mutual funds	21,700,884	17,201,025
CWEI common stock	6,779,154	9,921,484
	32,601,390	31,495,158

Sponsor contribution receivable	167,212	134,286

Other assets	630	630

Total assets	32,769,232	31,630,074

LIABILITIES	—	—

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	32,769,232	31,630,074

Adjustment from fair value to contract value for stable value fund	(120,039)	(143,782)

NET ASSETS AVAILABLE FOR BENEFITS	$32,649,193	$31,486,292

See accompanying notes to these financial statements.

CLAYTON WILLIAMS ENERGY, INC.
401(k) PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2012

ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:
Dividends and interest	$800,926
Contributions:
Participant contributions	2,418,147
Sponsor contributions	1,670,081
Total contributions	4,088,228

Total additions	4,889,154

DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:
Net depreciation in fair value of investments	2,824,078
Distributions	921,789
Administrative fees	4,129

Total deductions	3,749,996

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	1,139,158

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE:
Beginning of year	31,630,074

End of year	$32,769,232

See accompanying notes to these financial statements.

CLAYTON WILLIAMS ENERGY, INC.
401(k) PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan

The following description of the Clayton Williams Energy, Inc. (the “Company”) 401(k) Plan and Trust (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan, as amended and restated, is a defined contribution plan established by Clayton Williams Energy, Inc. (the “Company” or “CWEI”) under the provisions of Section 401(a) of the Internal Revenue Code (“IRC”), which includes a qualified deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company who become entitled to participate in the Plan. Employees who have 90 days of service and are age 21 or older are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Plan Administration
The Plan is administered by the Company. ADP Retirement Service, Inc. is the Plan's recordkeeper. DWS Trust Company (“DWS”) holds the Plan's assets. DWS is also the Trustee and is responsible for accepting funds, managing them and distributing them to beneficiaries.

Contributions
The Plan requires that the amounts of all participant and Company contributions comply with limitations established by the IRC. Subject to these limitations, participants may contribute to the Plan up to 100% of pre-tax annual compensation, as defined by the Plan, and the Company, in its sole discretion, may provide a matching contribution equal to a percentage of participants' contributions. The Company makes matching contributions equal to 100% of participants' contributions, limited to 6% of compensation. The Company may also make discretionary profit-sharing contributions to the Plan which are allocated to participants' accounts based on each participant's compensation as a percentage of total compensation.

Vesting
Participants are fully vested in their contributions and the earnings thereon. The Plan has been established as a safe-harbor plan; therefore, participants are fully vested in Company matching and discretionary contributions upon entry into the Plan.

Benefits
Upon termination of service due to death, disability or retirement, participants may request and receive a lump-sum distribution in an amount equal to the value of the vested interest in their respective accounts. Participants may also receive hardship withdrawals of their accounts, subject to certain limitations, as defined by the IRC.

Participant Accounts
Individual accounts are maintained to reflect each participant's allocated share of the Plan's income, the Plan's administrative expenses, the Company's contributions, and the participant's contributions. Allocation of investment income is based on participant account balances.

CLAYTON WILLIAMS ENERGY, INC.
401(k) PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

Investment Options
As directed by participants, the Plan purchases units of participation in twenty distinct investment portfolios sponsored and administered by DWS. In addition, the Plan makes participant-directed investments and matching contributions in the Company's common stock. Under the Plan, participants are allowed to transfer funds between any investment options, including the Company stock fund.

Administrative Expenses
At its discretion, the Company may pay all or any portion of administrative expenses on behalf of the Plan. Administrative expenses paid by the Company were not significant.

2.	Summary of Significant Accounting Policies

Basis of Accounting
The financial statements and supplemental schedule are prepared on the accrual basis of accounting.

Payment of Benefits
Benefit payments are recognized when paid. Benefits due to participants who have elected to withdraw from the Plan but have not been paid are deducted from net assets available for benefits. At December 31, 2012 and 2011, there were no amounts allocated to withdrawing participants.

Investment Valuation and Income Recognition
Investments of the Plan are stated at fair value. Securities traded in public markets are valued at their quoted market prices. Purchases and sales of securities are reflected on a trade-date basis. Changes in the market value of investments from one period to the next, combined with realized gains and losses based on differences between revalued costs and market value of investments on the trade date are recognized as net depreciation in fair value of investments in the accompanying statement of changes in net assets available for benefits.

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date. Reinvested income is reflected as additions to the cost basis of investments.

Estimates and Assumptions
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting periods. Actual results could differ from those estimates.

CLAYTON WILLIAMS ENERGY, INC.
401(k) PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

3.	Investments

The following presents investments that represent 5% or more of the Plan's net assets as of December 31, 2012 and 2011:

	December 31,
	2012	2011

Putnam Stable Value Fund	$4,121,352	$4,372,649
Baron Growth Fund	2,515,382	2,068,259
T. Rowe Rice Retirement 2020	1,711,843	(a)
Growth Fund of America-R3	3,273,925	2,608,934
Oppenheimer Value Fund-N	3,215,512	2,764,284
Templeton Foreign-A	1,837,334	(a)
Clayton Williams Energy, Inc. common stock	6,779,154	9,921,484

(a)	Investment did not exceed 5% of more of the Plan's net assets.

The Stable Value Fund is a collective investment trust organized in order to provide participants with a stable, fixed-rate return on investment and protection of principal from changes in market interest rates.

The Stable Value Fund's rate to be credited to participants is set at the start of the contract and resets on a quarterly basis. The average yield of the entire Stable Value Fund based on actual earnings was 2.36% and 3.11% at December 31, 2012 and 2011, respectively. The average yield of the pooled separate accounts based on the interest rate credited to participants was 1.44% and 3.12% at December 31, 2012 and 2011, respectively. To calculate the required yield, the amount credited to participants for the last day of the period is annualized and divided by the fair value of the investment portfolio on that date.

The Stable Value Funds are in the Statements of Net Assets Available for Benefits at fair value in the investments total, and adjusted to contract value in determining the net assets available for benefits.

	As of December 31, 2012
	Rating S&P/ Moody's	Investment at Fair Value	Wrap Contract at Fair Value	Adjustment to Contract Value

Putnam Stable Value Fund	AA/Aa2	$4,121,352	—	$(120,039)

	As of December 31, 2011
	Rating S&P/ Moody's	Investment at Fair Value	Wrap Contract at Fair Value	Adjustment to Contract Value

Putnam Stable Value Fund	AA/Aa2	$4,372,649	—	$(143,782)

CLAYTON WILLIAMS ENERGY, INC.
401(k) PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

During 2012, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) realized a net depreciation as follows:

Mutual funds	$341,995
Stable Value Fund	(23,743)
CWEI common stock	(3,142,330)
$(2,824,078)

4.	Fair Value Measurements

Financial Accounting Standards Board ASC Topic 820 (“ASC 820”), Fair Value Measurements, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

• Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

• Level 2	Inputs to the valuation methodology include:
•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in inactive markets;
•Inputs other than quoted prices that are observable for the asset or liability;
•Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

• Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

•	Common stock: Valued at the closing price reported on the active market on which the individual securities are traded;

•	Mutual funds: Valued at the net asset value (“NAV”) of shares held by the Plan at year-end;

•	Stable Value Fund: Valued at the net fair value per unit of the fund's underlying investments.

CLAYTON WILLIAMS ENERGY, INC.
401(k) PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2012 and 2011:

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual Funds
Income funds	$1,944,144	$—	$—	$1,944,144
Growth and income funds	5,334,005	—	—	5,334,005
Growth funds	8,649,320	—	—	8,649,320
Aggressive growth funds	5,773,415	—	—	5,773,415

Common Stock
Oil and gas extraction industry	6,779,154	—	—	6,779,154

Stable Value Fund
Putnam stable value	—	4,121,352	—	4,121,352

Total assets at fair value	$28,480,038	$4,121,352	$—	$32,601,390

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual Funds
Income funds	$1,236,810	$—	$—	$1,236,810
Growth and income funds	3,992,566	—	—	3,992,566
Growth funds	7,198,989	—	—	7,198,989
Aggressive growth funds	4,772,660	—	—	4,772,660

Common Stock
Oil and gas extraction industry	9,921,484	—	—	9,921,484

Stable Value Fund
Putnam stable value	—	4,372,649	—	4,372,649

Total assets at fair value	$27,122,509	$4,372,649	$—	$31,495,158

CLAYTON WILLIAMS ENERGY, INC.
401(k) PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

5.	Party-in-Interest Transactions

As of December 31, 2012 and 2011, the Plan's following party-in-interest investments which were either administered by the Trustee or holdings of CWEI.

	2012	2011

DWS RREEF Real Est Secur-A	$611,225	$475,947
DWS S&P 500 Index Fund-S	641,742	489,207
CWEI common stock	6,779,154	9,921,484

6.	Tax Status

DWS obtained a favorable determination letter from the Internal Revenue Service on September 11, 2001, stating that the prototype plan, which was adopted by the Plan in 2004, is a qualified plan under the IRC. The Plan has been amended since this time and management has not received an updated determination letter but believes the Plan is in compliance with the applicable requirements of the IRC to remain tax-exempt.

7.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of the ERISA.

* * * * * * *

SUPPLEMENTAL SCHEDULE

CLAYTON WILLIAMS ENERGY, INC.
401(k) PLAN AND TRUST

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

EIN: 75-2396863

December 31, 2012

	Identity of Issuer	Description of Investment	Cost	Current Value
	Putnam Investments	Putnam Stable Value Fund	**	$4,121,352
	American Funds Distributors, Inc.	American High-Income Trust-R3	**	420,460
	Baron Capital, Inc.	Baron Growth Fund	**	2,515,382
	American Funds Distributors, Inc.	Growth Fund of America-R3	**	3,273,925
	Allianz Global Investors Distributors, Inc.	Allianz NFJ Small Cap Value-R	**	809,475
	Oppenheimer funds	Oppenheimer Value Fund-N	**	3,215,512
*	DWS Investment Company	DWS RREEF Real Est Secur-A	**	611,225
*	DWS Investment Company	DWS S&P 500 Index-S	**	641,742
	T. Rowe Price Investment	T. Rowe Price Mid Cap Value-R	**	753,884
	Franklin Templeton Investments	Templeton Foreign-A	**	1,837,334
	T. Rowe Price Investment	T. Rowe Price Retirement Income-R	**	143,497
	T. Rowe Price Mid Cap Growth	Mid Cap Growth Fund-R	**	764,257
	Pimco Total Return Fund	Total Return Fund-A	**	1,523,684
	T. Rowe Price Retirement	T. Rowe Price Retirement 2015-R	**	781,013
	T. Rowe Price Retirement	T. Rowe Price Retirement 2020-R	**	1,711,843
	John Hancock Funds	J Hancock Balanced Fund-R4	**	1,480,044
	T. Rowe Price Retirement	T. Rowe Price Retirement 2030-R	**	264,354
	T. Rowe Price Retirement	T. Rowe Price Retirement 2040-R	**	702,333
	T. Rowe Price Retirement	T. Rowe Price Retirement 2050-R	**	250,920
*	Clayton Williams Energy, Inc.	Common Stock	**	6,779,154
*	Clayton Williams Energy, Inc.	Participant Loan	**	630
				$32,602,020

* Indicates each identified person/entity known to be a party-in-interest for the year ended December 31, 2012.
** Historical cost information is omitted as permitted for participant-directed transactions under an individual account plan.

S-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CLAYTON WILLIAMS ENERGY, INC.
401(k) Plan & Trust
(Name of Plan)

By:	Clayton Williams Energy, Inc.
Plan Administrator

Date:	June 26, 2013	By:	/s/ Mel G. Riggs
Mel G. Riggs
Executive Vice President and Chief
Operating Officer

CLAYTON WILLIAMS ENERGY, INC.
401(k) PLAN AND TRUST

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit

23	Consent of Independent Registered Public Accounting Firm